CANPLATS RESOURCES CORPORATION
Management Discussion & Analysis
For the Three and Nine Months ended April 30, 2009

This Management Discussion and Analysis (“MD&A”) provides a detailed analysis of our business and compares our nine months ended April 30, 2009 unaudited interim consolidated financial results with those of the comparable period of the previous year and is current as of June 26, 2009. In order to better understand the MD&A, it should be read in conjunction with the latest annual consolidated financial statements and related notes. We prepare and file with various Canadian regulatory authorities our consolidated financial statements and MD&A in Canadian dollars and in accordance with Canadian generally accepted accounting principles (“GAAP”). Additional information relating to the Company is available on SEDAR at www.sedar.com.

FINANCIAL RESULTS

Business Overview

Canplats is a company focussed on the acquisition, exploration and development of precious and base metal prospects in northern Mexico. The Company’s shares are listed on the TSX Venture Exchange under the symbol CPQ.

Third Quarter Highlights

In March, 2009, Canplats engaged Mine and Quarry Engineering Services Inc ("MQes") of San Mateo, California to conduct an in-house technical assessment of the Represa Zone. This scoping level study is examining basic issues such as metallurgy, mining, project design, as well as construction and operating cost estimates for large-scale heap-leach treatment of oxide and transitional mineralization. This study will provide the groundwork and specific recommendations for subsequent prefeasibility and feasibility studies.

The Camino Rojo project hosts measured and indicated resources estimated at 3.44 million ounces of gold and 60.7 million ounces of silver at the Represa Zone, with additional inferred resources of 0.56 million ounces of gold and 7.6 million ounces of silver (see news release dated November 24, 2008). Mineralization remains open for further expansion in both strike directions and to depth. The Represa Zone is situated in flat terrain within an area of excellent infrastructure, less than 5 kilometres from a paved highway and high voltage power lines. Canplats is actively pursuing the acquisition of surface rights in the Represa area.

On-going reconnaissance geological and geochemical exploration at the Camino Rojo project successfully identified several new prospective areas (please see the location map at www.canplats.com). At the "Cerro Verde" target area, extensive replacement and structurally controlled jasperoid zones have been identified in an area measuring 7 kilometres by 13 kilometres. Initial rock and stream sediment sampling returned highly-elevated values of antimony, molybdenum, silver, lead and zinc that are associated with anomalous gold values. Numerous old antimony prospects and workings are present in the central Cerro Verde area, flanked by base-metal showings in peripheral regions. Initial mapping indicated that rocks of the Caracol Formation, which host mineralization at the Represa Zone, are present in the Cerro Verde area.

At the "Calabazal" target area, large exposures of hematitic and limonitic silty limestone have been identified adjacent to an extensive area of pediment cover. Initial stream sediment and rock sampling has generated anomalous gold, lead, antimony and zinc values. Other newly-located prospective areas include "Jandel's Quarry," where highly-altered Caracol Formation rocks have returned anomalous zinc and lead levels and "Gomez Ranch" where old workings are associated with elevated antimony and molybdenum values in limestone adjacent to Caracol Formation rocks. Further work at the "Camino Rojo Dos" target area has returned anomalous to highly elevated barium, molybdenum and antimony values that are associated with structural and bedding replacement zones in silty limestone over a 150 meter by 50 meter area. Initial soil sampling at Camino Rojo Dos has returned elevated zinc values associated with anomalous chargeability values on the margins of a previous Tensor IP geophysical grid.

The 19,000 hectare "Cardito" target area has been recently acquired by staking to cover the margins of a prominent magnetic feature that is likely associated with buried intrusive rocks. With this staking, the Camino Rojo property has been expanded to 359,000 hectares (1,390 square miles), much of which is overburden covered and only a portion of which has been investigated through systematic reconnaissance exploration activities. The Camino Rojo project area is considered to be highly-prospective for new discoveries, similar to the Canplats' Represa Zone or Goldcorp's Penasquito deposit, which is situated 50 km to the northwest and occurs in a similar geological setting. Additional reconnaissance work will include further geological mapping, stream sediment sampling, prospecting, and geophysical surveys.

Review of Financial Results

During the quarter ended April 30, 2009, the Company incurred a loss of $693,000 ($0.01 per share) compared to a loss of $809,986 ($0.01 per share) in the same quarter of the prior year. Net loss for the nine month period ended April 30, 2009 was $2,374,000 ($0.04 per share) compared to a loss of $1,809,084 ($0.04 per share) in the same period of the prior year.

Total expenses for the quarter were $698,000 compared to $883,930 in the same quarter of the prior year. For the nine month period ended April 30, 2009, total expenses were $2,436,000 compared to $1,907,241 in the same period of the prior year. The expenses are primarily related to the establishment of a new and larger office, staffing and investor relations activities to support current and future work on the Camino Rojo project. Salaries expense was $110,000 for the quarter compared to $65,282 in the same quarter of the prior year and $375,000 for the nine month period compared to $132,919 in the same period of the prior year. Stock-based compensation was $270,000 for the quarter compared to $543,199 in the same quarter of the prior year and $1,279,000 for the nine month period compared to $1,311,882 in the same period of the prior year. No stock options were granted during the quarter; the stock-based compensation expense relates only to the vesting of options this quarter. Investor relations expense was $150,000 for the quarter compared to $111,074 in the same quarter of the prior year and $397,000 for the nine month period compared to $201,474 in the same period of the prior year. The increase in investor relations expense was related to higher consulting fees, conferences and communication expenditures related to the Company’s expanded exploration activities. Due to the reversal of certain accounting accruals last quarter, the comparative number for the nine months period for legal, accounting and audit fees is less than the number for the three month period.

General exploration expense for the quarter decreased to nil compared to $2,133 in the same quarter of the prior year and nil for the nine month period compared to $45,974 in the same period of the prior year as the Company reduced grass roots exploration and continued to focus on the Camino Rojo project.

Interest income for the quarter was $4,000 compared to $73,325 in the same quarter of the prior year and $42,000 for the nine month period compared to $106,854 in the same period of the prior year. The decrease in interest income was due to a higher cash balance on hand moderated by a decline in interest rates for low risk securities. Foreign exchange gain for the quarter was $1,000 compared to a gain of $619 in the same quarter of the prior year. For the nine month period, foreign exchange gain was $20,000 compared to a loss of $8,697 during the same period of the prior year. The foreign exchange gains and losses reflect the fluctuation between the Canadian, US dollar and Mexican Peso rates during the respective periods.

Selected Quarterly Financial Data (unaudited)

			2009				2008
			$				$
	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total	Nil	Nil	Nil	Nil	Nil	Nil	Nil
revenues
Loss for the
period	(693,000)	(1,236,000)	(445,000)	(1,785,000)	(416,000)	(583,000)	(810,000)
Loss per
share – basic	(0.01)	(0.02)	(0.01)	(0.04)	(0.01)	(0.01)	(0.01)
and diluted

FINANCIAL POSITION AND LIQUIDITY

A summary and discussion of our cash inflows and outflows for the quarter ended April 30, 2009 is as follows:

Operating Activities

Cash used in operating activities was $251,000 in the third quarter of 2009 compared to $492,871 in the same quarter of 2008. The decrease was mainly attributed to the increase in Accounts Payable during the current period.

Investing Activities

A total of $551,000 (2008 - $2,828,313) was spent on the Company’s various mineral properties during the quarter, $3,159,000 for the nine months ended April 30, 2009 and $4,051,625 for the corresponding nine months in 2008. All of the funds were spent on properties in Mexico.

During the quarter a total of $3,000 (2008 – ($185,247)) was received (incurred) from Value Added Tax (‘VAT’). The Government is now processing claims in a timely manner and we are receiving VAT that has been paid on expenditures, and in particular the Camino Rojo property.

Cash Resources and Liquidity

At April 30, 2009, the Company had $3,636,000 in working capital, including cash and cash equivalents of $3,953,000, compared to 5,825,000 in working capital at the beginning of the current fiscal year. The Company’s current working capital will enable it to meet its corporate, administrative and property obligations for the current year. If the Company is to advance or develop its mineral properties further, it will be necessary to obtain additional financing and, while it has been successful in the past, there can be no assurance that it will be able to do so in the future.

ADDITIONAL DISCLOSURES

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. No changes were made to the company’s internal control over financial reporting during the third quarter that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Significant Changes in Accounting Policies

Capital Disclosure

Effective August 1, 2008, the Company adopted CICA Handbook Section 1535, “Capital Disclosures”, which requires the disclosure of information on the Company’s objectives, policies, and processes for managing capital. This information is disclosed in note 7 of our interim consolidated financial statements.

Financial Instruments – Disclosures

Effective August 1, 2008, the Company adopted CICA Handbook Section 3862, “Financial Instruments – Disclosures” and CICA Handbook Section 3863, “Financial Instruments – Presentation”. Section 3862 requires the disclosure of quantitative and qualitative information in financial statements to evaluate (a) the significance of financial instruments for the Company’s financial position and performance; and (b) the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date. Management’s objectives, policies and procedures for managing such risks are disclosed in note 3. Section 3863 replaces the existing requirements on presentation of financial instruments.

As at April 30, 2009, the Company’s financial instruments are comprised of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The fair value of accounts receivable, accounts payable and accrued liabilities approximate their carrying value due to their short-term maturity or capacity of prompt liquidation. Cash and cash equivalents are designated as available-for-sale as they are not acquired for purpose of trading and have short-term maturity.

Going Concern

Effective August 1, 2008, the Company adopted an amendment to CICA Handbook Section 1400, “General Standards of Financial Statement Presentation” in relation to going concern. The amendment requires management to assess an entity’s ability to continue as a going concern. When management is aware of material uncertainties related to events or conditions that may cast doubt on an entity’s ability to continue as a going concern, those uncertainties must be disclosed. In assessing the appropriateness of the going concern assumption, the standard requires management to consider all available information about the future, which is at least, but not limited to, twelve months from the balance sheet date. The adoption did not have a material impact on the consolidated financial statements for any of the periods presented.

Inventories

Effective August 1, 2008, the Company adopted CICA Handbook Section 3031, “Inventories”, which prescribes the accounting treatment for inventories and provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories. As at April 30, 2009, the Company has no inventories and this standard has no effect on financial statements.

Income Statement Presentation of Tax Loss Carryforward

Effective October 31, 2008, the Company adopted EIC-172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”. This abstract provides guidance on whether the tax benefit from the recognition of previously unrecognized tax loss carryforwards consequent to the recording of unrealized gains in other comprehensive income should be recognized in net income or in other comprehensive income. The abstract should be applied retrospectively, with restatement of prior periods from August 1, 2007, the date of adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”. This standard has no effect on the Company’s financial statements.

Recent Accounting Pronouncements

Recent accounting pronouncements issued which may impact us in the future are as follows:

Goodwill and Intangible Assets

CICA Handbook Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenses during the pre-operating period. As a result of the withdrawal of EIC 27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations. The changes are effective for interim and annual financial statements beginning August 1, 2009. The Company does not expect the adoption of these changes to have an impact on its financial statements.

International Financial Reporting Standards ("IFRS")

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted; however, exemptive relief requires approval of the Canadian Securities Administrators. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended July 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Related Party Transactions

The Company was billed $4,022 in the quarter ($121,464 to date) (2008 - $806,8551) for fees and expenses related to geological support, management and administration services provided by Silver Standard Resources Inc., a company of which one director is also a director of the Company. Any amounts payable to related parties are non-interest bearing and without specific terms of repayment. These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

Critical accounting estimates

The preparation of our consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses. Our accounting policies are set out in full in note 2 of the annual financial statements.

Mineral property costs

Management of the Company regularly reviews the net carrying value of each mineral property for conditions that suggest impairment of the carrying value. This review requires significant judgement as the Company does not have any proven and probable reserves that would enable the Company to estimate future cash flows to be compared to the carrying values. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant decrease in the market price of the property; whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future and whether the Company has significant funds or access to funds to be able to maintain its interest in the mineral property.

Stock-based compensation

The Company provides compensation benefits to its employees, directors, officers and consultants through a share option plan. The fair value of each option award is estimated on the date of the grant using the Black-Scholes option pricing model. Expected volatility is based on historical volatility of the Company’s stock. The Company utilizes historical data to estimate option exercises and termination behaviour with the valuation model. The risk-free rate for the expected term of the option is based on the Government of Canada yield curve in effect at the time of the grant.

Income taxes

The determination of the Company’s provision for income taxes requires significant judgement, the use of estimates and the interpretation and application of complex tax laws. The Company’s provision for income taxes reflects a combination of Canadian and Mexican federal and provincial jurisdictions. Jurisdictional tax contingencies or valuation allowances all affect the overall effective tax rate.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning the Company’s general and administrative expenses and mineral property costs is provided in the Consolidated Financial Statements and related notes for the quarter ended April 30, 2008 that is available on Canplats’ website at www.canplats.com or on the SEDAR web site www.sedar.com.

Outstanding Share Data

The authorized capital consists of an unlimited number of common shares without par value. As of April 30, 2009, the following common shares and stock options were outstanding:

	Number of	Exercise Price	Expiry Date
	Shares

Issued and outstanding common shares	57,080,056	-	-

Stock options outstanding	5,234,000	$0.44 - $4.15	December 2011-
			January 2014

Stock warrants outstanding	3,436,000	$3.00	February 2010

Underwriters’ warrants outstanding	441,000	$2.25	February 2010

Fully diluted	66,191,056

RISKS AND UNCERTAINTIES

Our exploration programs may not result in a commercial mining operation.
Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines. Our mineral properties are without a known body of commercial ore and our proposed programs are an exploratory search for ore. We do not know whether our current exploration programs will result in any commercial mining operation. If the exploration programs do not result in the discovery of commercial ore, we will be required to acquire additional properties and write-off all of our investments in our existing properties.

We may not have sufficient funds to complete further exploration programs.
We have limited financial resources, do not generate operating revenue and must finance our exploration activity by other means. We do not know whether additional funding will be available for further exploration of our projects or to fulfill our anticipated obligations under our existing property agreements. If we fail to obtain additional financing, we will have to delay or cancel further exploration of our properties, and we could lose all of our interest in our properties.

Factors beyond our control may determine whether any mineral deposits we discover are sufficiently economic to be developed into a mine.
The determination of whether our mineral deposits are economic is affected by numerous factors beyond our control. These factors include market fluctuations for precious metals; metallurgical recoveries associated with the mineralization; the proximity and capacity of natural resource markets and processing equipment; costs of access and surface rights; and government regulations governing prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.

We have no revenue from operations and no ongoing mining operations of any kind.
We are a mineral exploration company and have no revenues from operations and no ongoing mining operations of any kind. If our exploration programs successfully locate an economic ore body, we will be subject to additional risks associated with mining.

We will require additional funds to place the ore body into commercial production. Substantial expenditures will be required to establish ore reserves through drilling, develop metallurgical processes to extract the metals from the ore and construct the mining and processing facilities at any site chosen for mining. We do not know whether additional financing will be available at all or on acceptable terms. If additional financing is not available, we may have to postpone the development of, or sell, the property.

The majority of our property interests are not located in developed areas and as a result may not be served by appropriate road access, water and power supply and other support infrastructure. These items are often needed for development of a commercial mine. If we cannot procure or develop roads, water, power and other infrastructure at a reasonable cost, it may not be economic to develop properties, where our exploration has otherwise been successful, into a commercial mining operation.

In making determinations about whether to proceed to the next stage of development, we must rely upon estimated calculations as to the mineral reserves and grades of mineralization on our properties. Until ore is actually mined and processed, mineral reserves and grades of mineralization must be considered as estimates only. Any material changes in mineral reserve estimates and grades of mineralization will affect the economic viability of the placing of a property into production and a property’s return on capital.

Mining operations often encounter unpredictable risks and hazards that add expense or cause delay. These include unusual or unexpected geological formations, changes in metallurgical processing requirements; power outages, labour disruptions, flooding, explosions, rockbursts, cave-ins, landslides and inability to obtain suitable or adequate machinery, equipment or labour. We may become subject to liabilities in connection with pollution, cave-ins or hazards against which we cannot insure against or which we may elect not to insure. The payment of these liabilities could require the use of financial resources that would otherwise be spent on mining operations.

Mining operations and exploration activities are subject to national and local laws and regulations governing prospecting, development, mining and production, exports and taxes, labour standards, occupational health and mine safety, waste disposal, toxic substances, land use and environmental protection. In order to comply, we may be required to make capital and operating expenditures or to close an operation until a particular problem is remedied. In addition, if our activities violate any such laws and regulations, we may be required to compensate those suffering loss or damage, and may be fined if convicted of an offence under such legislation.

Our profitability and long-term viability will depend, in large part, on the market price of gold. The market price for gold is volatile and is affected by numerous factors beyond our control, including global or regional consumption patterns, supply of, and demand for gold, speculative activities, expectations for inflation and political and economic conditions. We cannot predict the effect of these factors on gold prices.

Our properties may be subject to uncertain title.
We cannot provide assurance that title to our properties will not be challenged. We own, lease or have under option, unpatented and patented mining claims, mineral claims or concessions which constitute our property holdings. The ownership and validity, or title, of unpatented mining claims and concessions are often uncertain and may be contested. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mining properties or mining concessions may be severely constrained. We have not conducted surveys of all of the claims in which we hold direct or indirect interests. A successful claim contesting our title to a property will cause us to lose our rights to explore and, if warranted, develop that property. This could result in our not being compensated for our prior expenditures relating to the property.

Land reclamation requirements for our exploration properties may be burdensome.
Although variable depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with our mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

Political or economic instability or unexpected regulatory change in the countries where our properties are located could adversely affect our business.
Certain of our properties are located in countries, provinces and states more likely to be subject to political and economic instability, or unexpected legislative change, than is usually the case in certain other countries, provinces and states. Our mineral exploration activities could be adversely affected by political instability and violence; war and civil disturbance; expropriation or nationalization; changing fiscal regimes; fluctuations in currency exchange rates; high rates of inflation; underdeveloped industrial and economic infrastructure; and unenforceability of contractual rights; any of which may adversely affect our business in that country.

We may be adversely affected by fluctuations in foreign exchange rates.
We maintain our accounts in Canadian dollars. Any appreciation in the Mexican currency against the Canadian dollar will increase our costs of carrying out such exploration activities.

We face industry competition in the acquisition of exploration properties and the recruitment and retention of qualified personnel.
We compete with other exploration companies, many of which have greater financial resources than us or are further along in their development, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. If we require and are unsuccessful in acquiring additional mineral properties or personnel, we will not be able to grow at the rate we desire or at all.

All of our directors and officers have conflicts of interest as a result of their involvement with other natural resource companies.
All of our directors and officers are directors or officers of other natural resource or mining-related companies. These associations may give rise to conflicts of interest from time to time. In particular, our directors who also serve as directors of other companies in the same industry may be presented with business opportunities which are made available to such competing companies and not to us. As a result of these conflicts of interest, we may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on our financial position.

We may fail to achieve and maintain adequate internal control over financial reporting pursuant to the requirements of the Sarbanes-Oxley Act.
We documented and tested during our most recent fiscal year our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of our internal control over financial reporting and, for fiscal years commencing with our fiscal year ended July 31, 2008, an attestation report by our independent auditors addressing this assessment. We may fail to achieve and maintain the adequacy of our internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and we may not be able to ensure that we can conclude, on an ongoing basis, that we have effective internal control over financial reporting in accordance with Section 404 of SOX. Our failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price or the market value of our securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. Future acquisitions of companies, if any, may provide us with challenges in implementing the required processes, procedures and controls in our acquired operations. No evaluation can provide complete assurance that our internal control over financial reporting will detect or uncover all failures of persons within our Company to disclose material information otherwise required to be reported. The effectiveness of our processes, procedures and controls could also be limited by simple errors or faulty judgments. In addition, as we continue to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that we continue to improve our internal control over financial reporting. Although we intend to devote substantial time and incur substantial costs, as necessary, to ensure ongoing compliance, we cannot be certain that we will be successful in complying with Section 404 of SOX.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.